Exhibit 99.17
CONSENT

TO:	Fronteer Development Group Inc.

AND TO:	Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Québec Securities Commission
United States Securities and Exchange Commission
(collectively, the “Commissions”)

AND TO:	The Toronto Stock Exchange (the “TSX”)

RE:	Technical Reports

Reference is made to the technical report dated November 1, 2007 entitled “Updated Technical Report of the Zaca Project, Alpine County, California, USA” which the undersigned has prepared, together with Steven Ristorcelli (the “Technical Report”). The undersigned hereby consents to the use of my name in connection with references to my preparation or involvement in the preparation of the Technical Report and the written disclosure of extracts from the Technical Report or summaries of such Technical Report, either directly or as incorporated by reference, in the annual information form of the Corporation dated March 30, 2009 (the “AIF”) and the Form 40-F of the Corporation dated March 26, 2009 relating to the AIF filed with the United States Securities and Exchange Commission (the “Form 40-F”). The undersigned hereby further consents to the use of my name in connection with references to my preparation or involvement in the preparation of the Technical Report and the written disclosure of extracts from the Technical Report or summaries of such Technical Report, either directly or as incorporated by reference, in the Notice of Meeting and Management Information Circular of Aurora Energy Resources Inc. dated March 20, 2009 (the “Circular”) and the Corporation’s registration statement on Form F-8 and any amendment thereto relating to the Circular filed with the United States Securities and Exchange Commission (the “Registration Statement”). I further consent to the inclusion in the Circular and the Registration Statement of the AIF and the Technical Report (through the inclusion by way of incorporation by reference of the AIF and any other documents incorporated by reference in the Circular).

The undersigned further confirms that the undersigned has read those portions of the AIF, the Technical Report, the Form 40-F and the Registration Statement and extracts from or summaries of the AIF and the Technical Report contained in the Circular and the Registration Statement by way of incorporation by reference of the AIF and any other documents incorporated by reference that directly pertain to the Technical Reports and that they each fairly and accurately represent the information in the Technical Report for which the undersigned was responsible for preparing or supervising and that the undersigned has no reason to believe there are any misrepresentations in the information contained therein that is derived from the AIF or the Technical Report or that is within the undersigned’s knowledge as a result of the services the undersigned has performed in connection with the AIF and the Technical Report.
DATED this 30th day of March, 2009.

Per:	(signed) David Griffith
David Griffith, P.Geo.

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